Ballard Power Systems Inc.

News Release

Ballard Completes Factory Testing of Utility-Scale PEM Fuel Cell-Powered Generator

VANCOUVER, CANADA, July 27, 2010 – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced the successful completion, during second quarter, of factory testing of a utility-scale distributed generation system using the company’s proton exchange membrane (PEM) fuel cells. Installation and commissioning of the system for a multi-year demonstration at FirstEnergy Generation Corp’s Eastlake Plant in Ohio is planned for third quarter of this year. FirstEnergy Generation Corp. is a subsidiary of Akron, Ohio-based FirstEnergy Corp. (NYSE: FE).

Ballard designed the generator to provide clean energy peaking capacity, which is particularly useful during heavy energy demand periods in the summer months, and tested the generator to a power level of one megawatt. Because fuel cells use hydrogen to produce electricity – with heat and water as by-products – this technology is a more environmentally-friendly means of generating power than diesel or coal alternatives. In addition, the Ballard generator is transportable so it can be relocated to other sites on a seasonal basis.

“We are pleased to have passed this key customer milestone,” said Michael Goldstein, Ballard’s Chief Commercial Officer. “Once commissioned, this will be an important ‘first’ for us, meeting a key 2010 Ballard growth milestone and further demonstrating the benefits of fuel cell systems for clean distributed generation applications in the energy sector.”

It is believed that, when the generator is commissioned and operating at the FirstEnergy Generation Corp. facility, it will be the largest PEM fuel cell generator deployed worldwide.
About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information Investor Relations: Lori Rozali Work: +1.604.412.3195 investors@ballard.com	Public Relations:Guy McAree Work: +1.604.412.7919 media@ballard.com